UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

(Name of Subject Company (Issuer))

SENTINEL ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

SENTINEL ACQUISITION HOLDINGS INC.

(Parent of Offeror)

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

37950B107

(CUSIP Number of Class of Securities)

Sentinel Acquisition Holdings Inc.

c/o Ares Capital Opportunities Fund III, L.P.

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067

(310) 557-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$248,528,962.25(1)	$28,854.21(2)

(1)   Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 10,248,617 shares of Global Defense Technology & Systems, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of March 7, 2011) by $24.25 per share, which is the offer price.

(2)   The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,854.21	Filing Party: Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc.

Form of Registration No.: Schedule TO	Date Filed: March 7, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Sentinel Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct and wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 7, 2011 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Global Defense Technology & Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $24.25 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A),  and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with any amendments or supplements thereto, collectively constitute the “Offer”.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Section of the Offer to Purchase entitled “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” is hereby amended by adding a new paragraph to the end of such section as follows:

“Shareholder Litigation.  The following shareholder class action complaints have been filed in the Court of Chancery of the State of Delaware by individuals purporting to be shareholders of the Company in connection with the Offer and the Merger: (1) a complaint filed on March 11, 2011 by Deepak Bhat (the “Bhat Complaint”) and (2) a complaint filed on March 15, 2011 by Michael Rubin (the “Rubin Complaint” and, together with the Bhat Complaint, the “Complaints”).  The Bhat Complaint names as defendants the Company, the members of the Company Board, Parent and Purchaser.  The Rubin Complaint names those same defendants and also names certain officers of the Company, Contego Systems LLC, Global Strategies Group Holding, S.A. and Ares Management LLC as defendants.  The Bhat Complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that Parent and Purchaser aided and abetted the purported breaches of fiduciary duties.  The Rubin Complaint alleges that the members of the Company Board and certain officers breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that Parent, Purchaser, Ares Management LLC, Contego Systems LLC and Global Strategies Group Holding, S.A. aided and abetted the purported breaches of fiduciary duties.  Both Complaints seek to enjoin the Offer, in addition to seeking other equitable and monetary relief.  Purchaser, Parent and, where applicable, Ares Management LLC, intend to defend vigorously both actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTINEL ACQUISITION CORPORATION

By:	/s/ Matthew Cwiertnia

Name: Matthew Cwiertnia

Title: President

SENTINEL ACQUISITION HOLDINGS INC.

By	/s/ Matthew Cwiertnia

Name: Matthew Cwiertnia

Title: President